# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BED BATH & BEYOND, INC., CIK 0001130713
CUSIP: 690370101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 433 W. ASCENSION WAY, 3RD FLOOR, 433 W. ASCENSION WAY, 3RD FLOOR, MURRAY, Utah (UT), 84123
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001632494-26-000006
Filed by CIK 0001632494

## Reporting persons
- Amplify Investments, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 7,214,414; shared voting power 0; sole dispositive power 7,214,414; shared dispositive power 0; aggregate amount beneficially owned 7,214,414 (9.4% of the class)
  Comment: Amplify Investments LLC is the investment adviser for Amplify Blockchain Technology ETF (formerly Amplify Transformational Data Sharing ETF), a series of Amplify ETF Trust, is a registered investment company
- Amplify ETF Trust: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 7,214,414; shared voting power 0; sole dispositive power 7,214,414; shared dispositive power 0; aggregate amount beneficially owned 7,214,414 (9.4% of the class)
  Comment: Amplify Blockchain Technology ETF (formerly Amplify Transformational Data Sharing ETF), a series of Amplify ETF Trust, is a registered investment company

## Item 1. Issuer
Name of issuer: BED BATH & BEYOND, INC.
Address of issuer's principal executive offices: 433 W. ASCENSION WAY, 3RD FLOOR, 433 W. ASCENSION WAY, 3RD FLOOR, MURRAY, UTAH, 84123.

## Item 2. Person Filing
Name of person filing: Joint filing of Amplify Investments LLC and Amplify ETF Trust. Amplify Blockchain Technology ETF (formerly, Amplify Transformational Data Sharing ETF) a series of Amplify ETF Trust
Address of principal business office or, if none, residence: 3333 Warrenville Road Suite 350 Lisle, IL 60532
Citizenship:
Amplify Investments LLC - Illinois USA
Amplify ETF Trust - Massachusetts USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 7214414
Percent of class: 9.43
Sole power to vote or to direct the vote: 7214414
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7214414
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Amplify Investments, LLC: Jodie L. Crotteau, Chief Compliance Officer (07/02/2026)
- Amplify ETF Trust: Jodie L. Crotteau, Chief Compliance Officer (07/02/2026)